FINANCIAL INSTITUTIONS, INC.

220 Liberty Street

Warsaw, NY 14569

February 12, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Financial Institutions, Inc.

Registration Statement on Form S-4 (Registration No. 333- 293081)

Request for Acceleration of Effectiveness

To Whom It May Concern:

Financial Institutions, Inc., a New York corporation (the “Company”), hereby requests that the Company’s above-referenced Registration Statement on Form S-4 be declared effective at 4:00 p.m., Eastern Time, on February 17, 2026, or as soon thereafter as is practicable.

Sincerely,

/s/ W. Jack Plants II
W. Jack Plants II
Executive Vice President, Chief Financial Officer and Treasurer
(Duly Authorized Representative)